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SEC FILE NUMBER
8-65199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ARES WEALTH MANAGEMENT SOLUTIONS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

518 17TH STREET, 12TH FLOOR
(No. and Street)

DENVER	CO	80202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE	646-930-1906	MMARRONE-CW@ARESMG
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG LLP
(Name – if individual, state last, first, and middle name)

725 S FIGUEROA STREET	LOS ANGELES	CA	90017
(Address)	(City)	(State)	(Zip Code)

10/23/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, CASEY GALLIGAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ARES WEALTH MANAGEMENT SOLUTIONS, LLC, as of DECEMBER 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MALLORY BRURUD
NOTARY PUBLIC - STATE OF COLORADO
NOTARY ID 20224022572
MY COMMISSION EXPIRES JUN 7, 2026

Signature: Casey D. Galligan

Title: CO-CEO

Notary Public Mallory Brurud

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ARES WEALTH MANAGEMENT SOLUTIONS, LLC

Financial Statements and Supplementary Schedules

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

TABLE OF CONTENTS

FINANCIAL INFORMATION   **Page**



Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017

Tel: +1 213 977 3200
ey.com

Report of Independent Registered Public Accounting Firm

To the Managing Member and Those Charged with Governance of Ares Wealth Management Solutions, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ares Wealth Management Solutions, LLC (the "Company") as of December 31, 2023, the related statements of comprehensive income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2022.

February 29, 2024

ARES WEALTH MANAGEMENT SOLUTIONS, LLC
Statement of Financial Condition

		As of December 31, 2023
Assets		
Cash	$	8,681,513
Sales and distribution fees receivable		3,854,207
Prepaid expense and other assets		1,155,372
Reimbursement revenue receivable		86,841
Interest receivable		48,470
Total assets	$	**13,826,403**
Liabilities		
Payables to affiliate, net	$	2,666,927
Sales and distribution costs payable		4,241,106
Accounts payable and accrued expenses		1,598,845
Total liabilities		**8,506,878**
Member's equity		5,319,525
Total liabilities and member's equity	$	**13,826,403**

See accompanying notes to financial statements.


ARES WEALTH MANAGEMENT SOLUTIONS, LLC
Statement of Comprehensive Income


		For the Year Ended December 31, 2023
Revenue		
Facilitation fees	$	9,957,434
Sales and distribution fees, net		9,366,491
Placement fee revenue		2,183,348
Other revenue		332,671
Total revenues		**21,839,944**
Expenses		
Employee commissions		13,695,116
Other employee compensation and benefits		19,783,202
Marketing		6,910,845
General and Administrative Expenses		9,941,964
Total expenses		**50,331,127**
Non-operating income		
Interest income		419,231
Other non-operating expense		(215)
Total non-operating income		**419,016**
Net loss	$	**(28,072,167)**

See accompanying notes to financials statements.

ARES WEALTH MANAGEMENT SOLUTIONS, LLC
Statement of Changes in Member's Equity

Balance at December 31, 2022	$	**2,191,692**
Net loss		(28,072,167)
Capital contributions from Member		31,200,000
Balance at December 31, 2023	$	**5,319,525**

See accompanying notes to financials statements.

ARES WEALTH MANAGEMENT SOLUTIONS, LLC
Statement of Cash Flows

		For the Year Ended December 31, 2023
Cash flows from operating activities:		
Net loss	$	(28,072,167)
Adjustments to reconcile net loss to net cash used in operating activities:		
Cash flows due to changes in operating assets and liabilities:		
Prepaid expense and other assets		(140,464)
Sales and distribution fees receivable		349,130
Reimbursement revenue receivable		22,941
Interest receivable		(48,470)
Payable to affiliate, net		(2,899,757)
Sales and distribution costs payable		106,868
Accounts payable and accrued expenses		(3,071,598)
Net cash used in operating activities		**(33,753,516)**
Cash flows from financing activities:		
Capital contributions		31,200,000
Net cash provided by financing activities		**31,200,000**
Net decrease in cash		(2,553,516)
Cash, beginning of year		11,235,029
Cash, end of year	$	**8,681,513**

See accompanying notes to financials statements.

1. Nature of Business and Summary of Significant Accounting Policies

Ares Wealth Management Solutions, LLC (the "Company") is a wholly owned subsidiary of Ares Management LLC ("AM LLC"). The Company was formed as a limited liability company on December 20, 2001 under the laws of the State of Colorado. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). During 2023, the Company conducted business primarily as a broker-dealer to offer shares of Ares Real Estate Income Trust Inc. ("AREIT"), Ares Industrial Real Estate Income Trust Inc. ("AIREIT"), Ares Real Estate Exchange ("AREX"), Ares Industrial Real Estate Exchange ("AIREX"), Ares Strategic Income Fund ("ASIF"), and Ares Private Markets Fund ("APMF") (collectively, "the Funds").

Basis of Accounting and Use of Estimates

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as, the reported amounts of revenues and expenses during the reporting period. Management's estimates are based on historical experiences and other factors, including expectations of future events that management believes to be reasonable under the circumstances; however, due to the inherent uncertainties in making estimates, actual amounts could differ from these estimates

Cash

Cash represents demand deposits held at financial institutions. At December 31, 2023, the Company had cash balances with financial institutions in excess of Federal Deposit Insurance Corporation insured limits. The Company monitors the credit standing of these financial institutions.

Income taxes

The Company is treated as a single member limited liability company and, as such, is disregarded as a separate entity for federal and, to the extent possible, applicable state income tax purposes. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is more likely than not of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs.

As of December 31, 2023, there were no uncertain tax positions. The earliest tax year open to examination by state or federal taxing authorities is 2019.

Revenue Recognition

The Company earns sales and distribution fees for managing the offerings for the Funds. The Company earns sales and distribution fees and facilitation fees for managing private placements for AREX and AIREX. The Company believes that its performance obligation is the sale of securities to investors and is fulfilled on the trade date. Revenue from sales and distribution fees is reported net of amounts re-allowed to participating broker-dealers as the Company acts as an agent in the transaction.

The Company provides services to AM LLC pursuant to an executed related party agreement ("Master Distribution Agreement") effective December 1, 2023, and in return for its services, the Company is reimbursed for all net operating expenses. The Company records these expense reimbursement as revenue in the period in which the expenses are incurred.

2. Fee and Other Revenue

The Company has dealer manager agreements with the Funds to offer their shares and private placements in exchange for fees and the reimbursement of direct expenses. For AREIT, AIREIT, ASIF, and APMF, sales and distribution fees are paid based on a percentage of fund net asset value ("NAV") that differs by fund and by share class. For AREX and AIREX, sales and distribution fees and facilitation fees are paid based on a percentage of gross equity proceeds raised through private placements and a percentage of fund NAV.

Sales and distribution fees of $57,441,766 are presented net of $48,075,275 of amounts re-allowed to participating broker-dealers within sales and distribution fees, net on the Statement of Comprehensive Income for the year ended December 31, 2023.

The Company is reimbursed for direct expenses related to its marketing efforts on behalf of AREIT and AREX. Reimbursement revenue under this arrangement totaled $332,671 for the year ended December 31, 2023 and is presented within other revenue in the Statement of Comprehensive Income.

3. Regulatory and Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant portion of a broker-dealer's assets be kept in relatively liquid form. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as those terms are defined by the rule, may not exceed 15-to-1.

At December 31, 2023, the Company had regulatory net capital of $4,164,153, which was $3,597,028 in excess of its minimum net capital requirement of $567,125. At December 31, 2023, the aggregate indebtedness to net capital ratio was 2.04 to 1.

4. Related-Party Transactions

AM LLC and its affiliates share personnel, office space and equipment with the Company. The Company entered into an agreement with AM LLC on July 1, 2021 referred to herein as the "Expense Reimbursement Agreement," under which shared expenses are allocated based on the provisions of this agreement. The Expense Reimbursement Agreement states that AM LLC either directly or through its affiliate, Ares Operations LLC ("Ares Ops"), will provide payroll, overhead, office facilities and equipment and various other shared services. AM LLC and its affiliates are willing to provide the Company with these shared services subject to being reimbursed for the costs of such services. Expenses allocated to the Company are included in the Statement of Comprehensive Income. The following is a summary of these expenses for the year ended December 31, 2023:

Other employee compensation and benefits	$	19,783,202
Other expenses		3,011,945
Total expenses allocated	**$**	**22,795,147**

Payables to affiliate, net presented in the Statement of Financial Condition as of December 31, 2023 consists of amounts due to Ares Ops under the Expense Reimbursement Agreement.

Effective November 1, 2023, the Expense Reimbursement Agreement was amended further to stipulate that AM LLC will continue to provide the Company with the aforementioned shared services; however, the Company is not directly or indirectly liable for expenses related to certain services and AM LLC will solely require reimbursement for registered sales representative employee commissions.

The Company is party to a Master Distribution Agreement with AM LLC, as amended and restated on December 1, 2023. In consideration for the services performed by the Company, AM LLC shall cause the Company to be

reimbursed in an amount equal to its net operating expenses, including expenses allocated in accordance with the terms of the Expense Reimbursement Agreement.

5. Contingencies

In the normal course of business, the Company enters into agreements that may include indemnities in favor of third parties and affiliated parties, such as engagement letters with advisors and consultants, as well as service agreements. The Company has also agreed to indemnify its officers, employees and agents in certain cases. Certain agreements do not contain any limits on the Company's liability, and therefore it is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company may have recourse against third parties with respect to these indemnities. Further, the Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

In the normal course of business, the Company may be subject to various legal proceedings and regulatory matters. Currently, there are no material legal proceedings or regulatory matter pending against the Company.

6. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 29, 2024, the date the financial statements were issued. No other events were identified for recognition or disclosure.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2023

Net Capital:

Member's equity	$	5,319,525
Deductions and/or charges		
Less non allowable assets:		
Prepaid expense and other assets		1,155,372
Total deductions		1,155,372
Net capital		**4,164,153**
Minimum required net capital (greater of $5,000 or 6 2/3% of aggregate indebtedness of $8,506,878)		567,125
Capital in excess of minimum requirements	$	**3,597,028**
Aggregate indebtedness	$	**8,506,878**
Aggregate indebtedness to net capital		2.04 : 1

Statement pursuant to SEC Rule 17a-5(d)(2)(iii):

There are no material differences between the amounts presented in the computation of net capital set forth above and the amounts reported in Ares Wealth Management Solutions LLC's corresponding unaudited Form X-17A-5 Part II-A filed as of December 31, 2023.

Statement pursuant to SEC Rule 17a-5(d):

Schedule II - Computation for Determination of Reserve Requirements and Schedule III - Information Relating to Possession or Control of Securities have not been included because the Company is exempt from the computation of reserve requirements and possession or control requirements under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry broker-dealer proprietary accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ARES WEALTH MANAGEMENT
SOLUTIONS LLC
EXEMPTION
REPORT SEC Rule
17a-5(d)(4)

Ares Wealth Management Solutions LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry broker-dealer proprietary accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Casey Galligan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Casey Galligan*

Co-Chief Executive Offer
February 29, 2024



Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017

Tel: +1 213 977 3200
ey.com

Report of Independent Registered Public Accounting Firm

To the Managing Member and Those Charged with Governance of
Ares Wealth Management Solutions, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Ares Wealth Management Solutions, LLC (the "Company") stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry broker-dealer proprietary accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Managing Member, those charged with governance, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 29, 2024